UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-0402

DIVISION OF
CORPORATION FINANCE

March 28, 2002

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Act	1934
Section	
Rule	14A-8
Public Availability	3/28/2002

Re: Exxon Mobil Corporation
Reconsideration request dated March 15, 2002

Dear Mr. Parsons:

This is in response to your letters dated March 15, 2002 and March 28, 2002 concerning a shareholder proposal submitted to Exxon Mobil by Robert D. Morse. On February 26, 2002, we issued our response expressing our informal view that Exxon Mobil could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Exxon Mobil may exclude the proposal under rule 14a-8(i)(2) because Exxon Mobil's governing instruments do not opt out of the plurality voting that is otherwise specified by New Jersey law, and therefore it appears that implementation of the proposal would result in Exxon Mobil's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Exxon Mobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative basis for exclusion upon which Exxon Mobil relies.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

March 28, 2002

VIA FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Request for Reconsideration of Staff Response Dated February 26, 2002, Regarding Shareholder Proposal from Robert D. Morse

Gentlemen and Ladies:

We refer to our prior letters to the staff dated January 15, 2002, and January 31, 2002, requesting the staff's concurrence in the exclusion of this proposal from ExxonMobil's 2002 proxy material.

By letter to us dated February 26, 2002, the staff was unable to concur that the proposal could be omitted in its entirety.

By letter dated March 15, 2002, we requested the staff to reconsider that position. At this time, we would like supplement our request for reconsideration.

We recognize the staff's position that Rule 14a-4(b) is permissive with regard to the format of the proxy and does not provide grounds for omission of this proposal.

We would, however, respectfully submit the following additional argument for omission of this proposal:

Changes Requested by Proposal Would Be False and Misleading Under Rule 14a-9

Attached is a legal opinion from our outside counsel admitted to practice in New Jersey confirming that New Jersey corporate law provides that directors shall be elected by plurality vote unless the company's certificate of incorporation provides otherwise, that Exxon Mobil Corporation has not adopted any charter provision to opt out of plurality voting for directors, that under the laws of New Jersey in an election of directors where directors are elected by plurality vote, a vote against a nominee for election as a director has no effect in determining whether a nominee is elected as a director, and that, therefore, to provide for votes against directors in our proxy would be misleading.

Therefore, we submit that the proposal may be omitted under Rule 14a-8(i)(2) and (3) on the basis that the changes requested by the proposal would be false and misleading for our shareholders in contravention of Rule 14a-9. See CSX Corporation (available March 11, 2002) (granting request for reconsideration and concurring with the exclusion of the Morse proposal on this basis).

As we have advised the staff, we request a reply on this issue today in order to stay on our print schedule.

A copy of this letter is being sent to Mr. Morse.

Thank you very much.

Sincerely,

James E. Parsons

JEP:clh
Attachment

c - w/att:
Robert D. Morse

I:\LAW\CAS\JEP\2002 Shareholder Proposals\MorseSECReconsideration.doc

PITNEY, HARDIN, KIPP & SZUCH LLP

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March 28, 2002

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving Texas 75039

In connection with the election of directors at the 2002 annual meeting of shareholders of Exxon Mobil Corporation, a New Jersey corporation (the "Company"), you have asked our opinion as to the effectiveness of a vote by a shareholder "against" a director.

Pursuant to Section 14A:5-24(3) of the New Jersey Business Corporation Act (the "Act"), directors of the Company are elected by a plurality of votes cast by shareholders at an election. New Jersey law does not provide shareholders an option to vote against directors who are nominated for election. The only recognized voting options for shareholders under New Jersey law are to either vote for a nominee or to not vote, or withhold the vote, for the nominee. Although the Act does permit corporations to fashion an alternative method of selecting directors by inclusion of an appropriate provision in the certificate of incorporation, the certificate of incorporation of the Company has no such provision.

Accordingly, under the Act, a vote "against" a director is not counted in determining the directors elected in the election.

If you were to include a mechanism for shareholders to vote "against" a director in an election of directors, the shareholders would be thereby mislead into believing that such an "against" vote was in some way determinative in the election. Because, under the Act, such votes "against" would have no impact whatsoever, the inclusion of such a voting mechanism would be misleading to the shareholders.

We are admitted to practice law in New Jersey. The foregoing opinion is limited to the laws of the State of New Jersey and the federal law of the United States.

Except for submission of a copy of this letter to the Securities and Exchange Commission in connection with its consideration of inclusion and exclusion of materials in the Company's proxy materials for its 2002 annual meeting, this letter is not to be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon in any such entity or persons other than the addressee without the written consent of this firm.

Very truly yours,

PITNEY, HARDIN, KIPP & SZUCH LLP

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

Morse

ExxonMobil

March 15, 2002

Via Fax
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8

Request for Reconsideration of Staff Response dated February 26, 2002, Regarding Omission of Shareholder Proposal From Robert D. Morse

Gentlemen and Ladies:

By letter dated January 15, 2002, supplemented by a further letter dated January 31, 2002, we advised you of our intention to omit a shareholder proposal from Robert D. Morse from the proxy material for ExxonMobil's upcoming annual meeting.

By letter to us dated February 26, 2002, the staff concurred with several arguments raised in our correspondence, and expressed the view that the proposal must be revised in a number of respects. However, the staff did not concur in our view that the proposal would cause ExxonMobil to violate state law and the proxy rules and could therefore be omitted under Rule 14a-8(i)(2).

Our argument under Rule 14a-8(i)(2) centered on the proposal's request to provide for votes "against" director candidates. As we explained in our prior letters, ExxonMobil's directors are elected by plurality vote in accordance with the laws of New Jersey and therefore votes "against" a director candidate have no legal effect. Because votes "against" an ExxonMobil director nominee would have no legal effect, Rule 14a-4(b)(2) requires our proxy to provide for the withholding of votes from director nominees, as our proxy currently does.[1]

[1] Rule 14a-4(b)(2) is not permissive in this regard. The rule states that the form of proxy "shall" provide means for withholding authority to vote for a nominee. A card that provides for votes against a nominee is only permitted under Instruction 2 "If applicable state law gives legal effect" to such votes. As we explain in our prior letters and in this letter, applicable state law does not give effect to such votes in ExxonMobil's case.

We have subsequently become aware of responses addressing the same argument with respect to the same proposal issued to other companies since the date of our last letter to the staff. In AT&T Corp. (available February 7, 2002), and Merck & Co., Inc. (available February 15, 2002),[2] the staff expressed the view that the companies had failed to meet the burden of establishing that the proposal would violate state law. In The Coca-Cola Company (available February 6, 2002) and Visteon Corporation (available February 20, 2002), however, the staff concurred that the entire proposal could be excluded under Rule 14a-8(i)(2).

All of the letters cited above make substantially the same argument that votes against a director nominee have no effect under applicable state law, and would therefore be misleading and contrary to Rule 14a-4(b)(2). Upon a careful reading of these letters, the only distinction we are able to make between Coca-Cola and Visteon, on the one hand, and the unsuccessful letters, on the other hand, is that in Coca-Cola and Visteon each company specifically affirmed that it did not have charter or bylaw provisions that would opt-out of the plurality voting for election of directors otherwise specified by state law.

The Delaware corporate law applicable to Coca-Cola and Visteon is similar to Section 14A:5-24(3) of the New Jersey Business Corporation Act ("NJBCA") applicable to ExxonMobil. Section 14A:5-24(3) states that "Except as otherwise provided by the certificate of incorporation, directors shall be elected by a plurality of the votes cast at an election."[3]

In accordance with Coca-Cola and Visteon, I hereby confirm that ExxonMobil's restated certificate of incorporation, as amended to date, does not contain any provision altering or opting out of the otherwise applicable provision of the NJBCA providing that directors shall be elected by a plurality of the votes cast at an election.[4]

In light of this affirmation that ExxonMobil's governing instruments do not opt out of the plurality voting that is otherwise specified by New Jersey law, we believe our argument is now indistinguishable from the successful arguments made in Coca-Cola and Visteon. We therefore respectfully request the Division to reconsider the response to ExxonMobil and to concur that the Morse proposal may be omitted in its entirety from our proxy material under Rule 14a-8(i)(2).

---

[2] A similar response was also issued to Wm. Wrigley Jr. Company (available January 2, 2002), which we cited and distinguished in a prior letter to the staff.

[3] A Delaware company may opt out of plurality voting in either its certificate of incorporation or its bylaws. For a New Jersey corporation like ExxonMobil, an opt-out from plurality voting must be contained in the certificate of incorporation.

[4] The fact that ExxonMobil has not opted to adopt charter provisions requiring other than plurality voting for directors is implicit in the legal opinion expressed in my prior two letters to the effect that votes against our director nominees would have no effect under New Jersey law and would therefore be misleading and contrary to the proxy rules.

As you can appreciate, the printing and distribution of ExxonMobil's proxy material to our two-million-plus shareholders requires significant lead time. We would therefore request the Division to expedite its consideration of this request. A response by Friday, March 22, would be very much appreciated.

If, on reconsideration, the Division believes it will not be able to concur with our request, we would also very much appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please call Richard E. Gutman at 972-444-1480.

A copy of this letter is being sent to Mr. Morse.

Sincerely,

James E. Parsons

JEP:clh
Enclosures

c:

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

I:\LAW\CAS\JEP\MorseReconsideration

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

RUSH
RESEND

ExxonMobil

FACSIMILE TRANSMITTAL SHEET

Date: 3-28-02

TO: Keir Gumbs

COMPANY: SEC - Off. of Chief Counsel, Div. Corp. Fin.

FAX #: 202-942-9525

This facsimile consists of 4 pages (including this page).

Message: Keir,

Copy of Morse reconsideration request. (Sorry for not including this obvious point in our original letter!).

Jim

To report transmission problems, please call Cindy Hayre @ (972) 444-1482.